Filed pursuant to Rule 433

Registration Statement No. 333-155855

January 12, 2009

Staples, Inc.

9.750% Senior Notes due 2014

Issuer:	Staples, Inc.

Guarantor Subsidiaries:	Staples the Office Superstore, LLC, Staples the Office Superstore East, Inc., Staples Contract & Commercial, Inc. and Staples the Office Superstore, Limited Partnership

Ratings*:	Baa2/BBB/BBB (Moody’s/S&P/Fitch)

Principal Amount:	$1,500,000,000

Legal Format:	SEC Registered

Trade Date:	January 12, 2009

Settlement Date:	January 15, 2009

Maturity Date:	January 15, 2014

Issue Price:	100.000% of principal amount

Coupon:	9.750%

Benchmark Treasury:	1.500% due December 31, 2013

Spread to Benchmark Treasury:	828.9 basis points (8.289%)

Treasury Yield (Treasury Price):	1.461% (100-06)

All-in Yield:	9.750%

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on July 15, 2009

Use of Proceeds:

The net proceeds from this offering will be used to repay the remaining outstanding borrowings under Staples, Inc.’s revolving credit agreement (approximately $668 million) and repay the remaining outstanding borrowings under its 2008 credit agreement (approximately $656 million), which backstops its commercial paper program; the remaining proceeds will be used to pay a portion of its commercial paper debt.

Ratio of Earnings to Fixed Charges:

Giving effect to the issuance of the 9.750% Senior Notes, the Pro Forma Ratio of Earnings to Fixed Charges for the Nine Months Ended November 1, 2008 was in the range of 3.1 to 3.5 and for the Year Ended February 2, 2008 was in the range of 4.5 to 4.9.

Redemption Provisions:

Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Net Proceeds to Issuer:	$1,491,000,000

Joint Book-Running Managers:	Barclays Capital Inc. Banc of America Securities LLC HSBC Securities (USA) Inc.

Joint Lead Managers:	KeyBanc Capital Markets Inc. Scotia Capital (USA) Inc. PNC Capital Markets LLC Keefe, Bruyette & Woods, Inc.

CUSIP:	855030AJ1

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-227-2275 Ext. 2663, Banc of America Securities LLC by calling 1-800-294-1322 or HSBC Securities (USA) Inc. by calling 1-866-811-8049.